November 26, 2012

United States Securities and Exchange Commission

Attention:	Pamela Long, Assistant Director

Re:	Enhance Skin Products Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14C
Filed September 10, 2012
File No. 000-52755

Dear Ms. Long:

We have received and read your letter dated October 31, 2012, regarding the above-referenced filing.  The purpose of this letter is to respond, in writing, to the comments specified in that letter regarding the Information Statement on Schedule 14C.  Additionally, we have caused to be prepared and filed a third amended Information Statement on Form 14C/A, which includes amended disclosures that we believe are responsive to your comments.

Comment:

Summary Compensation Table, page 30

1.
We note disclosure in the first paragraph that the summary compensation table includes amounts paid by you for services rendered by the named executive officers. Please revise the summary compensation table to also include all amounts earned by the named executive officers. We note disclosure on page 50 under the section “Issuance of common stock . . .” regarding shares to be issued in respect of earned but unpaid services provided by named executive officers. See Item 402(m)(1) of Regulation S-K. In this regard, please also see our comment below under “Historical and Proforma Share Data” regarding these shares and how you reflected any expense related to these shares.

United States Securities and Exchange Commission
November 26, 2012

Response:

The summary compensation table includes amounts earned for services rendered by the named executive officers. The previous description used of “paid by us” preceding the summary compensation table on page 30 was incorrect. We have, therefore, revised the description preceding the summary compensation table on page 30 and provided additional explanation regarding the compensation earned by the named executive officers, and related settlement plan, in the foot notes as well as on pages 31 and 32.

Comment:

Historical and Proforma Share Data, page 81

2.	We have reviewed your response to comment eight of our letter dated September 25, 2012. Please address the following:

a)
It appears that certain amounts do not agree to the historical financial statements in your presentation of historical and pro forma share data on page 81. For example, it does not appear that Age Reversal, Inc. had a net loss of $601,627 for the fiscal year ended December 31, 2011. In addition, it is not clear why shareholders’ equity as of December 31, 2011 for Age Reversal and shareholders’ deficit as of April 30, 2012 for Enhance Skin Products have been left blank. Please also present the six months ended June 30, 2012 amounts for Age Reversal, Inc. Please revise;

b)	There should only be one set of pro forma amounts which should be the same as those reflected on your pro forma financial statements. Please revise; and

c)
Please present the equivalent pro forma per share data as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A. This data should be clearly labeled as equivalent pro forma per share data. Please also disclose how these amounts were derived.

Response:

We have revised our historical and pro forma share data information to incorporate your above comments (please see Pages 82 and 83). Please also note that we have updated our pro forma balance sheet and statement of operations to reflect the quarter ended Septemebr 30, 2012 for Age Reversal, Inc.

United States Securities and Exchange Commission
November 26, 2012

Comment:

3.
We have reviewed your response to comment nine of our letter dated September 25, 2012. Please clearly disclose how you arrived at the pro forma weighted average shares used to compute basic and diluted EPS in the notes to the pro forma financial statements. Please provide a reconciliation between the historical and pro forma weighted average shares used to compute basic and diluted EPS in the notes to the pro forma financial statements. For example, the notes to your pro forma statements of operations should clearly show how you arrive at pro forma weighted average common shares outstanding of 7,213,029 based on the historical weighted average common shares outstanding for Enhance Skin Products of 53,250,000.

Response:

We have provided further explanation in note (d) on Page 79 to show how pro forma weighted average common shares outstanding of 7,213,029 was computed.

Comment:

4.
Note (e) on page 75 states that the issuance of 678,525 shares of common stock was for unpaid employment and consulting services whereas note (c) on page 81 states that these shares of common stock are to be issued for employment and consulting services following the reverse merger. Please clarify whether these shares relate to past or future services. Please correspondingly address how you reflected any expense related to these shares if they are for future service in the pro forma financial statements as well as how you determined it was appropriate to exclude these shares from your determination of loss per share amounts.

Response:

We have clarified in note (c) on page 81 that 678,525 shares of common stock are to be issued in full settlement of the accounts payable relating to employment and consulting services rendered prior to the reverse merger. These shares were excluded from the proforma weighted average number of shares outstanding as these are to be issued following the closing of the reverse merger. Their inclusion would have resulted in dilution of net loss per share amounts which we did not consider appropriate.

Comment:

Unaudited Financial Statements of Age Reversal, Inc. for the Six Months Ended June 30, 2012

United States Securities and Exchange Commission
November 26, 2012

General

5.
We have reviewed your response to comment 13 of our letter dated September 25, 2012. It appears that you have included a statement of stockholders’ equity for the period from February 22, 2010 (Inception) through June 30, 2012 within your pro forma financial information on page 82. Please revise to present this statement of stockholders’ equity within Age Reversal’s interim financial statements for the six months ended June 30, 2012.

Response:

We have removed Age Reversal, Inc.’s statement of stockholders’ equity from our pro forma financial information on page 82. Additionally, we have updated Age Reversal, Inc.’s interim financial statements for the quarter ended September 30, 2012 (see Pages 113 through 119, inclusive) and have presented a statement of stockholders’ equity for the period from February 22, 2010 (Inception) through September 30, 2012 as part of those interim financial statements (see Page 116).

Comment:

Condensed Statement of Operations, page 114

6.
We have reviewed your response to comment 14 of our letter dated September 25, 2012. It appears that you have included a statement of operations for the six months ended June 30, 2011 within your pro forma financial information on page 83. Please revise to present this statement of operations for the six months ended June 30, 2011 within Age Reversal’s interim financial statements for the six months ended June 30, 2012. Refer to Rule 8-03 of Regulation S-X.

Response:

We have removed Age Reversal, Inc.’s.statement of operations for the six months ended June 30, 2011 from our pro forma financial information on page 83. Additionally, we have presented a statement of operations for the nine months ended September 30, 2011 as part of the updated interim financial statements (see Page 115).

We believe that you will find the provisions of this letter and the amended registration statement responsive to your comments.

Sincerely,

Enhance Skin Products Inc.

/s/ Samuel Asculai______________
By:          Samuel Asculai, Chief Executive Officer